EXHIBIT 12.1

Ratio of Earnings to Fixed Charges

						Three Months Ended
	Year Ended December 31,					March 31,
	2005	2006	2007	2008	2009	2010
	(Dollars in Thousands)
Income (Loss) from Continuing Operations	$3,468	$3,020	$2,922	$(27,763)	$1,008	$(748)
Plus: Income Taxes	2,248	2,313	2,343	(13,737)	2,958	(539)
Fixed Charges	10,676	17,093	18,259	19,594	18,794	5,021
Earnings Available for Fixed Charges	16,392	22,426	23,524	(21,906)	22,760	3,734

Fixed Charges:
Interest Expense	10,273	16,687	17,837	18,918	18,083	4,701
Estimate Portion of Rental Expense Equivalent to Interest	403	406	422	676	711	320
Total Fixed Charges	10,676	17,093	18,259	19,594	18,794	5,021

Ratio of Earnings to Fixed Charges	1.5	1.3	1.3	-1.1	1.2	0.7

Calculation of Rental Expense Equivalent to Interest
Rental Expense	1,209	1,217	1,265	2,028	2,132	959
Estimated % Equivalent to Interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%
Estimate Portion of Rental Expense Equivalent to Interest	403	406	422	676	711	320